Orbis
Grupa Hotelowa

Warsaw, 2006-11-21

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

06018908

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 30 2006
WASH, D.C.
185


**ORBIS SA**

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl



zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
NIP 526-025-04-69,
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001


**Sofitel**
**Novotel**
**Mercure**
**Ibis**
**Orbis Hotels**
**Etap**

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report no 27/2006.
Best regards

Krzysztof Gerula

Vice-President

PROCESSED
DEC 06 2006
THOMSON
FINANCIAL

Current report no 27/2006

The Management Board of "Orbis" S.A. hereby informs that the following shareholders held at least 5% of the total number of votes at the Extraordinary General Meeting of Orbis S.A. Shareholders held on November 16, 2006:

1) ACCOR S.A., which represented 16 394 151 votes out of the aggregate number of 22 513 685 votes represented at the above mentioned General Meeting.
   The number of 16 394 151 votes represented by ACCOR S.A. at this General Meeting of Shareholders accounted for 72.818603% of the total number of 22 513 685 votes represented at the said Meeting.
   The number of 16 394 151 votes represented by ACCOR S.A. at this General Meeting of Shareholders accounted for 35.579895% of the total number of 46.077.008 votes carried by all shares issued by "Orbis" S.A.

2) ING Nationale – Nederlanden Polska Otwarty Fundusz Emerytalny, which represented 3 200 000 votes out of the aggregate number of 22 513 685 votes represented at the above mentioned General Meeting.
   The number of 3 200 000 votes represented by ING Nationale – Nederlanden Polska Otwarty Fundusz Emerytalny at this General Meeting of Shareholders accounted for 14.213577% of the total number of 22 513 685 votes represented at the said Meeting.
   The number of 3 200 000 votes represented by ING Nationale – Nederlanden Polska Otwarty Fundusz Emerytalny at this General Meeting of Shareholders accounted for 6.944895% of the total number of 46.077.008 votes carried by all shares issued by "Orbis" S.A.

3) Societe d'Exploitation Hotek Polska Spółka z o.o., which represented 2 303 849 votes out of the aggregate number of 22 513 685 votes represented at the above mentioned General Meeting.
   The number of 2 303 849 votes represented by Societe d'Exploitation Hotek Polska Spółka z o.o. at this General Meeting of Shareholders accounted for 10.233105% of the total number of 22 513 685 votes represented at the said Meeting.
   The number of 2 303 849 votes represented by Societe d'Exploitation Hotek Polska Spółka z o.o. at this General Meeting of Shareholders accounted for 4.999997% of the total number of 46.077.008 votes carried by all shares issued by "Orbis" S.A.